Exhibit 21
CONNECTICUT WATER SERVICE, INC.
SUBSIDIARIES
     Following is a list of the subsidiaries of Connecticut Water Service, Inc., each of which, unless otherwise indicated, is wholly owned by the company either directly or through another subsidiary.

Name	State of Incorporation

Registrant:

Connecticut Water Service, Inc.	Connecticut

Subsidiaries:

The Connecticut Water Company	Connecticut
Chester Realty, Inc.	Connecticut
New England Water Utility Services, Inc.	Connecticut
The Barnstable Holding Company	Connecticut